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IMMEDIATE RELEASE


                 FORD PLANS TO SPIN OFF ITS 80.7 PERCENT STAKE
                     IN THE ASSOCIATES TO FORD SHAREHOLDERS


     DEARBORN, Mich., October 8, 1997 -- Ford Motor Company [NYSE: F] plans to spin off its 80.7 percent interest in Associates First Capital Corporation [NYSE: AFS] to Ford common and Class B shareholders. The spin-off would be accomplished by Ford distributing to its shareholders its 279.5 million shares of common stock of The Associates, presently valued at about $18 billion or $15 per Ford share.

     Ford purchased The Associates in 1989 for $3.35 billion. A 19.3 percent interest in The Associates was sold in an initial public offering in May 1996.

     "Ford's top priority is to continue to improve and grow our automotive-related businesses. Our automotive operations are showing substantial improvement in quality, product excellence and financial performance," Ford Chairman Alex Trotman said. "The planned spin-off reflects our continuing focus on this top priority, and our desire to enhance shareholder value.

     "The Associates is a premier growth company," Trotman added. "While the company prospered under Ford's ownership, we believe The Associates has achieved the market presence and scale to pursue its growth strategy more effectively as a stand-alone entity. On its own, The Associates will have greater flexibility in funding its growth with new equity offerings. In addition, it will be able to compete more effectively for acquisitions by offering its stock as consideration.

     "We believe the market value of The Associates is neither fully nor consistently reflected in Ford's stock price," Trotman said. "Because the market views Ford as an automotive company, it has not fully recognized or rewarded us for our diversification in non-automotive financial services businesses." Ford believes that its shareholders will benefit from direct ownership of the two companies.

     As announced separately, the Ford Board of Directors today elected to maintain Ford's present dividend of 42 cents per share for the fourth quarter. "We don't plan to change the dividend as a result of the spin-off," Trotman said. "Future dividends will depend on the ongoing performance of our automotive-related businesses."

     Ford said the spin-off is subject to receipt of a ruling from the U.S. Internal Revenue Service that the transaction will be tax-free to Ford and its shareholders. The ruling process is expected to take several months. Upon receipt of a favorable ruling, Ford plans to distribute its 279.5 million shares of The Associates to Ford shareholders in proportion to their ownership of common and Class B stock. Based on the current number of outstanding shares, holders of Ford stock would receive one share of The Associates common stock for about every four shares of Ford common or Class B stock. The actual distribution ratio will depend on the number of shares of Ford stock outstanding on the record date for the spin-off.

     Associates First Capital Corporation, based in Dallas, Texas, is a leading diversified finance company providing consumer and commercial finance, leasing, and related services through 2,220 offices worldwide. Total assets managed by the company at June 30, 1997, were more than $55 billion.



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